

April 27, 2011

Sean Crelin
Director, Legal
Westpac Banking Corporation
575 Fifth Avenue, 39th Floor
New York, NY 10017

> **Re:** **Westpac Securitisation Management Pty Limited**
> **Amendment No. 2 to the Registration Statement on Form S-3**
> **Filed April 11, 2011**
> **File No. 333-166670**

Dear Mr. Crelin:

      We have reviewed your response to our letter dated January 4, 2011 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Prospectus Supplement

Summary of the Notes, page 4

The Housing Loan Pool, page 8

1. We note your response to prior comment 1. Please advise as to why you have deleted the placeholder for the number and percentage of housing loans in the pool that have been subject to a waiver, modification or extension. Alternatively, please revise your filing to include disclosure regarding the number and percentage of housing loans in the pool that are modified loans here and in the Details of the Housing Loan Pool section starting on page 36. Additionally, advise how you plan to present any exception loan information in the prospectus supplement prior to Item 1111(a)(8) of Regulation AB's compliance date and revise your disclosure as appropriate.

Withholding Tax, page 10

2. We note your response to prior comment 2. Please confirm that you will title any security which can be called with 25% or more of the underlying principal outstanding "callable" and revise your disclosure as appropriate or provide us with your analysis as to why it is not necessary to label the securities "callable."

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3574.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile (312) 706-8362
       Jon D. Van Gorp, Esq.
       Mayer Brown LLP